05037774

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SENVEST INTERNATIONAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 FIFTH AVENUE SUITE 1300
(No. and Street)

NEW YORK NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 1612 NEW YORK NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KATZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENVEST INTERNATIONAL LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 20 08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

SENVEST INTERNATIONAL L.L.C.

TABLE OF CONTENTS

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

Members
Senvest International L.L.C.

We have audited the accompanying statements of financial condition of Senvest International L.L.C. as of December 31, 2004 and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senvest International L.L.C. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BERSON AND CORRADO, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, NY
February 13, 2004

SENVEST INTERNATIONAL L.L.C.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2004
ASSETS		
Cash	$	132,603
Securities owned		
Marketable, at market value		73,428,211
Not readily marketable, at estimated fair value		243,700
Receivable from broker		1,341,497
Other assets		34,466
Total assets	$	75,180,477
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Payable to broker	$	-
Securities sold, not yet purchased, at market value		18,314,101
Accounts payable and accrued expenses		418,882
Due to member		388,036
Total liabilities		19,121,019
Members' equity		56,059,458
Total liabilities and members' equity	$	75,180,477

See accompanying notes.

SENVEST INTERNATIONAL L.L.C.

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2004
Revenue		
Change in unrealized gain on securities owned	$	**(3,601,598)**
Gain on disposition of securities owned		**10,353,293**
Interest		**379,094**
Dividends		**281,943**
Total revenue		**7,412,732**
Expenses		
Wages and benefits		**750,183**
Depreciation		**17,924**
Insurance		**6,903**
Interest		**264,028**
Dividend expense related to securities sold short		**314,704**
Office		**311,730**
Professional fees		**34,350**
Rent		**124,769**
Filing Fees		**484**
Telephone		**12,717**
Travel		**192,220**
Total expenses		**2,030,012**
Net income	**$**	**5,382,720**

See accompanying notes.

SENVEST INTERNATIONAL L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	YEAR ENDED DECEMBER 31, 2004
Balance - January 1, 2004	**$ 48,862,416**
Contributions	**6,562,470**
Distributions	**(4,748,148)**
Net income	**5,382,720**
Balance - December 31, 2004	**$ 56,059,458**

See accompanying notes.

SENVEST INTERNATIONAL L.L.C.

STATEMENT OF CASH FLOWS

		YEARS ENDED DECEMBER 31, 2004
Cash flows from operating activities		
Net income	$	5,382,720
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		17,924
(Increase) decrease in operating assets:		
Securities owned, net		(6,776,401)
Other assets		-
Receivable from broker		(1,341,497)
Increase (decrease) in operating liabilities:		
Payable to brokers		(7,260,572)
Securities sold, not yet purchased		7,309,824
Accounts payable and accrued expenses		348,042
Due to member		390,041
Net cash used in operating activities		(1,929,919)
Cash flows from investing activities		
Acquisition of equipment		(2,198)
Cash flows from financing activities		
Contributions from members		6,562,470
Distributions to members		(4,748,148)
Net cash provided by financing activities		1,814,322
Increase (decrease) in cash		(117,795)
Cash at beginning of year		250,398
Cash at end of year	$	132,603

See accompanying notes.

1. Organization and Business Activity

Senvest International L.L.C. (the "Company"), a majority owned subsidiary of Senvest Capital, Inc., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of National Association of Securities Dealers. The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

2. Summary of Significant Accounting Policies

Securities

Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes

The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2004 and 2003, as follows:

	2004		2003	
	Owned	**Sold, Not Yet Purchased**	Owned	Sold, Not Yet Purchased
Corporate stocks	**$ 65,630,614**	**$ 18,314,101**	$ 62,112,297	$ 11,004,277
Mutual funds	**22,841**	**-**	19,123	-
Corporate bonds	**7,774,756**	**-**	4,270,390	-
	$ 73,428,211	**$ 18,314,101**	$ 66,401,810	$ 11,004,277

Securities not readily marketable include investment securities a) for which there is no market on a securities exchange or no independent publicly quoted market, b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2004 and 2003, the Company held equity positions in those securities estimated at a fair value of $243,700 and $493,700, respectively. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material.

4. Operating Lease

On January 3, 2005, the Company entered into a new sublease agreement expiring May 1, 2009, with Sentinel Real Estate Corporation, to rent space for a term of five years. Rent expense, including escalation charges for the years ended December 31, 2004 and 2003, amounted to $124,769 and $117,705, respectively. The minimum annual rental commitment under the lease, exclusive of taxes and other charges, is summarized as follows:

December 31, 2005	$ 121,560
December 31, 2006	123,695
December 31, 2007	126,894
December 31, 2008	130,092
December 31, 2009	133,292
Thereafter	44,786
	$ 680,319

5. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2004 the Company's net capital ratio was .0067 to 1.0, respectively and its net capital was $38,273,326 as compared with required net capital requirement of $100,000.

6. Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

	2004	2003
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Income taxes	$ **237,790**	$ 29,459
Interest	**270,695**	172,299

SENVEST INTERNATIONAL L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2004
Total members' equity	$ 56,059,458
Deductions and/or charges	
Nonallowable assets	278,366
Net capital before haircuts on securities positions	55,781,092
Haircuts on securities	(17,399,839)
Net capital	38,381,253
Less: Minimum capital requirements	100,000
Excess net capital	$ 38,281,253

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 418,882
Aggregate indebtedness	$ 418,882
Ratio of aggregate indebtedness to net capital	.011:1.0

SENVEST INTERNATIONAL L.L.C.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III
DECEMBER 31, 2004

No material differences exist between the computation of net capital per FOCUS Report and the audit report Schedule III.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

NOT APPLICABLE

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2004

NOT APPLICABLE

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

Members
Senvest International L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Senvest International L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projections of any evaluation of internal controls to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2004, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties and should not be used for any other purpose.

BERSON AND CORRADO, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 13, 2004